Campaign Screenshots (From Bottom Up)

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My biggest obstacle has been visibility. It's not hard to get people to believe in what it represents, but they have to know about it first. Saltflix is a platform that can be believed in, it just needs to be known as an option for those who like the brand of content we offer.

Why should people invest in your company?

Investors should invest in Saltflix because it is a unique and needed streaming platform in the film and television market. There is a 2 Trillion dollar faith market that has been largely untouched. This market tends to be loyal because they not only want the content but they believe in it. Saltflix is positioned to be a platform that people can believe in with content they believe in. This will build a strong brand loyalty and a robust subscriber base. Families won't have to worry about the Saltflix platform showing adult content to their children. All the films will have a positive effect whether it is transformative, inspiring, motivating, or joyful.

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What has been your favorite part about building your company?

I enjoy the stories of all the filmmakers and what inspired them to make the film they produced. All of the films reflect a passion and inspiration to transform lives for the good.

What has been your biggest obstacle so far?

My biggest obstacle has been visibility. It's not hard to get people to believe in what it represents, but they have to know about it first. Saltflix is a platform that can be believed in, it just needs to be known as an option for those who like the brand of content we offer.

Why should people invest in your company?

Investors should invest in Saltflix because it is a unique and needed streaming platform in the film and television market. There is a 2 Trillion dollar faith market that has been largely untouched. This market tends to be loyal because they not only want the content but they believe in it. Saltflix is positioned to be a

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brand loyalty and a robust subscriber base.

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Bringing Faith to Film

Saltflix

Meet James Alford, the founder of Saltflix

What inspired you to create your company?

There is a need for platforms that have content that is good for family and faith. The main streaming platforms in the market offer all types of movies and television programming. Many times when you start watching a program, you don't know if it is going to be something your family should be watching.

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platforms. Saltflix was created to give faith and

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Saltflix



$800K
$400K
$0k
2021
2022
2023
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Revenue
Expenses

Share this Opportunity

Saltflix is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Saltflix without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

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Saltflix

Financial History

- Total cash on hand: $ 1500
- Total revenue to date: $ 2134
- Total existing debt amount: $ 0
- Total founder(s) contribution: $10000
- Total outside investors contribution: $0

Financial Projections

By end of 2025, Saltflix projects to have over 22,000 users.



$2M
$1.6M
$1.2M
$800K
$400K
$0k
2021
2022
2023
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Saltflix

Saltflix offers faith based and family friendly content. It is designed for consumers who are interested in having a safe place to watch movies and tv programs with family without having to worry about images and audio that is offensive to Christian faith. Saltflix has about 500 hours of content and is taking on more weekly.

Competitors

Our main competitors are Pureflix and Up Faith & Family. Pureflix is mainly focused on an American audience while Saltflix is geared towards an international, multicultural audience with films from different countries. Pureflix was also recently purchased by a non-faith based media company so I am sure the film offerings will change. Up Faith & Family has a strong family offering but is not as much faith driven as Saltflix and they also are only focused on an American audience.

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Saltflix

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

Saltflix is what is called an SVOD Platform. Its primary revenue is derived from subscriptions. Saltflix's monthly subscription is $6.99. For a monthly subscription Saltflix will provide to customers faith and family friendly on demand content. This content will either be provided by filmmakers, distributors, or Saltflix in house production to be streamed on platform.

Market

Saltflix offers faith based and family friendly content. It is designed for consumers who are interested in having a safe place to

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and audio that is offensive to Christian faith.

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Ask the Startup

Startup News

Investment Risks

Offering Documents

Share this Opportunity

Saltflix is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Saltflix without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn

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View Owner's Story

WHY US?

"Because there are limited options for Christians who would like to watch films that don't contradict faith and family." - James Alford, CEO

Investment Terms

Funding Goal:	$10,000 - $100,000
Valuation Cap:	$3,000,000
Discount:	80%
Investment Type:	Crowd SAFE
Offering Type:	Reg CF

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View Business Plan

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- New Location (0%)
- Equipment (3%)
- Miventure Listing Fee (7%)
- Product Development (20%)
- Marketing (70%)

Meet The Team



James Alford - CEO
Founder & CEO

James Alford is the Founder and CEO of Saltflix. James Alford has been a Christian leader and media personality since 2009. He has experience in film, radio, and TV. In 2014 his television program "Kingdom Authority" had a nationwide audience. In 2019 he released a film called "The Light & The

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friendly content to reach the masses. He used

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help bring Saltflix to a larger market and to expand reach.

View Business Plan

Highlights

- Main service launched October 2020
- September 2020 beta launch
- Prototype built in August 2020
- December 2020 - Founder was recognized for his Independent Christian films.
- September 2020 - Founded Saltflix
- Saltflix will be available on Amazon Fire and Roku in June 2021

Use of Funds Raised

The company will use the funds to expand their business by investing in marketing, equipment, new location and product development.

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$0 of $10,000

0% of goal raised

0 investors

120 Days Left to Invest

What We Do

Saltflix is a faith-based multicultural streaming platform that focuses on family-friendly movie, TV, and music content from around the world (not just the U.S). We created Saltflix because there are limited options for Christians who would like to watch films that don't contradict faith and family. Saltflix has about 500 hours of content and is taking on more weekly.

Saltflix is accessible anywhere internet service is available and can be accessed by all tablets, smartphones, and computers.

We strive to make family-friendly entertainment affordable and only charge $6.99 USD per month. No contracts. If you are not a fan, you can always cancel at any time online, hassle-

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Saltflix is looking for like-minded investors to

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Invest now and get in on the groundfloor with
SALTFLIX
7 of 7

Saltflix
Family-Friendly TV

$10,000
Funding Goal

Tv & Film | Streaming Service | Faith & Family | Revenue Generating | Monthly Subscription | 120 Days Left

Funding Status

All investors get a full refund if $10,000 is not reached when the time to invest expires.

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0% of goal raised